UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER
000-26536

CUSIP NUMBER
832154108

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:_________________________________________________________

Read Instruction Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION
Smith Micro Software, Inc.

Full Name of Registrant

Former Name if Applicable
51 Columbia, Suite 200
Aliso Viejo, CA 92656

Address of Principal Executive Office (Street and Number)

PART II
RULES 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 2006 by the prescribed date because the Company requires additional time to complete its final financial procedures for the year ended December 31, 2006. The Company is still working with its independent auditor to complete its documentation and related audit procedures in connection with the audit of the financial information contained in the 2006 Form 10-K. The auditors also require additional time to complete their attestation of management’s assessment of its internal control over financial reporting as of December 31, 2006, as required by Section 404 of the Sarbanes-Oxley Act of 2002. This is the first year the Registrant has been subject to the provisions of Sarbanes-Oxley, Section 404. The Registrant anticipates that it will file its Annual Report on Form 10-K within the timeframe allowed by Rule 12b-25.

PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
Andrew C. Schmidt
Chief Financial Officer
(949) 362-5800
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Registrant’s total net revenues were $54.5 million for the fiscal year ended December 31, 2006, a 168.9% increase from total net revenues of $20.3 million for the fiscal year ended December 31, 2006. The increase in revenues is attributed to the growth in sales of the Registrant’s wireless products. In late 2005 the Registrant entered the wireless music software space which was the largest selling product group for 2006 and largely responsible for the increase in revenues from 2005 to 2006.
Cost of product revenues was $20.0 million and $3.8 million in 2006 and 2005, respectively, representing an increase of $16.2 million, or 423.6% from 2005 to 2006. Product gross margin as a percentage of product net revenue was 62.8% for 2006 as compared to 80.6% for 2005. Cost of Revenues for 2006 includes $1.1 million of amortization of intangibles associated with acquisitions as compared to $534,000 in 2005. The decrease in product gross margin percentage from 2005 to 2006 is attributed to increased sales of lower margin Music Kits.
Selling and marketing expenses were $9.1 million and $3.4 million in 2006 and 2005, respectively, representing an increase of $5.6 million, or 165.6%, from 2005 to 2006. Most of the increase in selling and marketing expenses was due to the acquisition of Allume Systems in 2005; however, the Registrant also had a slight increase in headcount and increases in costs related to product collateral concept and design. In addition, 2006 selling and marketing expenses include $2.1 million of stock based compensation expense, not included in the prior years.
Research and development expenses were $7.9 million and $4.0 million in 2006 and 2005, respectively, representing an increase of $3.9 million, or 99.3% from 2005 to 2006. The increase in the Registrant’s research and development expenses was primarily due to the development of new wireless products that were released during the periods, with an accompanying increase in headcount and a refocus of engineering resources from consulting projects to development.
General and administrative expenses were $8.5 million and $4.6 million in 2006 and 2005, respectively, representing an increase of $3.8 million, or 83.2% from 2005 to 2006. The increase in general and administrative expenses is primarily due to the acquisition of Allume Systems on July 1, 2005 and the assumption of Allume G&A staff and certain integration costs. In addition, 2006 general and administrative expenses include $2.3 million of stock based compensation expense and $335,000 write off of goodwill related to the Registrant’s services segment which were not present in previous years
Interest income was $1.4 million and $667,000 in 2006 and 2005, respectively, representing an increase of $736,000, or 110.3% from 2005 to 2006. The difference in the Registrant’s interest income is directly related to the fluctuations in cash balances during the periods and changing interest rates.
Total cash and equivalents at December 31, 2006 increased significantly to $92.6 million, compared to $21.2 million at December 31, 2005. The Registrant successfully completed a secondary offering which brought the company an additional $55.0 million in December.

SMITH MICRO SOFTWARE, INC.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 19, 2007	By:	/s/ Andrew C. Schmidt
Andrew C. Schmidt
Chief Financial Officer